UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 28, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PRISA

# GENERAL SHAREHOLDERS' MEETING

## 2014

Fernando Abril-Martorell

C.E.O.

# Consolidated Group Results 2013

| (€m) | Reported | | | Adjusted | | |
|---|---|---|---|---|---|---|
| | 2013 | 2012 | % Ch. | 2013 | 2012 | % Ch. |
| **Revenues** | 2,726 | 2,665 | **+2.3%** | 2,709 | 2,663 | **+1.8%** |
| **Opex** | 2,430 | 2,238 | **+8.6%** | 2,386 | 2,184 | **+9.3%** |
| **EBITDA** | 296 | 427 | **(30.6%)** | 323 | 479 | **(32.5%)** |
| **EBIT** | (801) | (175) | **n.r.** | 80 | 237 | **(66.2%)** |
| **Net Profit** | (649) | (255) | **(154%)** | (86) | (13) | **n.r.** |

# Adjusted revenues

Grow by 1.8% (+47 million Euros)

| | Impact |
|---|---|
| Strong growth in revenues from other operators given change in football rights exploitation model | +€135m<br>+138% |
| Good performance of advertising and education revenues in Latam | +15.3% local currency +€112m<br>+3.4% euros +€25m |
| Fall ion advertising revenues in Spain & Portugal and of circulation in Spain | Advertising -7.5% (€31m)<br>Circulation -16.3% (€25m) |
| Negative FX impact<br>Adjusted revenues at constant currency +5.0% | (€87m)<br>11.5% of Latam revenues |

# Advertising and circulation in 2013

| | % 13/12 | €m 13/12 |
|---|---|---|
| **Advertising** | | |
| Spain & Portugal | (7.5%) | (€31m) |
| Latam | **+2.8%** euros<br>**+10.7%** constant currency | **+€4m** euros<br>**+€15m** constant currency |
| **Circulation** | | |
| Press | (16.3%) | (€25m) |

# Quarterly advertising improvement in Spain & Portugal


Press (%)
-20,8
-16,3
-9,3
7,6
1Q
2Q
3Q
4Q
Radio Spain (%)
-22,4
-12,3
-4,3
2,4
1Q
2Q
3Q
4Q
Portugal (%)
-11,6
-19,0
-0,4
3,2
1Q
2Q
3Q
4Q

# Education revenues

| | % 13/12 | €m 13/12 |
|---|---|---|
| Spain | (11.8%) | (€18m) |
| Latam | +4.1% euros<br>+17.2% constant currency | +€23m euros<br>+€98m constant currency |

# Pay TV revenues

| | % 13/12 | €m 13/12 |
|---|---|---|
| Satellite subscribers | (4.0%) | (€36m) |
| Other operators | +138% | +€135m |
| Total revenues | +9% | +€96m |

# Great cost control except in football

| | % 13/12 | €m 13/12 |
|---|---|---|
| Purchases ex-football | (9.0%) | (€44m) |
| External services | (0.3%) | (€3m) |
| Personnel | (6.8%) | (€38m) |
| **Total opex exfootball** | **(4.6%)** | **(€83m)** |
| Football impact | +72.1% | +€285m |
| **Total opex with football** | **9.3%** | **€202m** |

# Capex reduction


Pay TV, Prensa, Radio, Other
(€m)
41
43
30
18
110
108
60
58
2010
2011
2012
2013
Canal+
Otros*


Santillana
(€m)
6
26
24
55
61
53
52
2010
2011
2012
2013
Santillana
Education systems

* Other: Total Capex excl. Canal+ y Santillana

# Canal+ and FX impact

| (€m) | Group adjusted | | | Ex Canal+ | | | Ex Canal+, local currency | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | 2012 | % Ch | 2013 | 2012 | % Ch | 2013 | 2012 | % Ch |
| **Revenues** | **2,709** | **2,663** | **1.8%** | **1,548** | **1,597** | **(3.1%)** | **1,635** | **1,597** | **+2.4%** |
| Spain | 1,772 | 1,748 | 1.4% | 611 | 682 | (10.5%) | 611 | 682 | (10.5%) |
| International | 937 | 914 | 2.5% | 937 | 914 | 2.5% | 1.024 | 914 | 12.0% |
| **Opex** | **2,386** | **2,184** | **+9.3%** | **1,257** | **1,300** | **(3.3%)** | **1,319** | **1,300** | **+1.5%** |
| Spain | 1,694 | 1,506 | 12.5% | 565 | 622 | (9.2%) | 565 | 655 | (9.2%) |
| International | 692 | 678 | 2.1% | 692 | 678 | 2.1% | 755 | 678 | +11.3% |
| **EBITDA** | **323** | **479** | **(32.5%)** | **291** | **297** | **(2.1%)** | **315** | **297** | **+6.1%** |
| Spain | 78 | 242 | (67.7%) | 46 | 60 | (24%) | 46 | 60 | (24%) |
| International | 245 | 237 | 3.5% | 245 | 237 | 3.5% | 269 | 237 | +13.8% |

PRISA

# As an operating summary

1. The slowdown in the deterioration of the Spanish economy …
2. The strength in Latin America …
3. The continuous effort in cost and capex control …
4. The restruturing / divestments of businesses the post losses …
5. The refinancing agreement…

… Have allowed for the stabilization of operating results

# Write-downs 2010-2013

- **Important Balance Sheet write-downs since 2010:**
  - **Goodwill:** **€1.851m**
  - **Tax credits:** **€271m**
  - **Other:** **€154m**



(€m)
523
429
370
923
80
15
428
185
274
58
11
301
16
60
847
2010
2011
2012
2013
Goodwill
Tax credits
Other

PRISA NOTICIAS EL PAÍS as CincoDías PRISA REVISTAS

- **Strong market position**
  - EL PAÍS absolute leader 31%
  - AS second position 33%
  - Cinco Días 38%
- **Sector in transformation**
  - Circulation falls -16.3%
  - Fall in printed advertising -8.8%
  - Quarterly advertising improvement
  - Growth in digital advertising +15.3%
- **Strength od digital advertising**
  - El País: 21% of total ad revenues
  - As: 51% of total ad revenues
- **Strong cost control (16.3%)**

**Circulation**

| | 2013 | 2012 |
|---|---|---|
| **El País** | **292,226** | **324,814** |
| **As** | **158,164** | **180,014** |
| **Cinco Días** | **28,911** | **31,120** |

*Fuente: OJD*

PRISA RADIO

- **Leader in main markets.**
  - SER leader in Spanish market
  - 40 Principales leader in Spanish musical radio
  - Strong position in Latam

- **Advertising: strength in Latam and weakness in Spain**
  - Quarterly improvement in Spain

- **Strong growth in Latam revenues (44% of total)**
  Latam EBITDA contribution above that of Spain

**Audience leadership**

| Country | Position | Share |
|---|---|---|
| Spain Gral. | 1 | 39% |
| Spain Music | 1 | 53% |
| Colombia | 1 | 37% |
| Chile | 1 | 46% |
| Mexico | 3 | 14% |
| Argentina | 4 | 19% |
| USA (L.A.) | 4 | 8% |

*Source: EGM , ECAR, IPSOS Chile, IBOPE, INRA México, & Marktest*

SANTILLANA

ALFAGUARA · taurus · MODERNA · Richmond Publishing · AGUILAR · EL PAIS AGUILAR

- **Absolute leadership in most countries**
- **80.5% of revenues from Latam**
  (Brazil 1st market, 31%)
- **Revenues: +10.8% at constant currency**

| | | | |
|---|---|---|---|
| Mexico | +6% | Argentina | +29% |
| Ecuador | +13% | Chile | -9% |
| Peru | -30% | Colombia | +31% |
| Venezuela | +76% | | |
| Brazil | +31% | | |

- **EBITDA +4.0% at constant currency**
- **Strong investment in education systems**

## Revenues by geography



31%
19%
15%
6%
5%
4%
4%
4%
1%
11%
Brazil
Spain
Mexico
Argentina
Chile
Venezuela
Peru
Colombia
Portugal
Rest

CANAL+

- **Change in football rights exploitation model since september 2012:**
  - Highe revenues from other operators
  - Higher football costs
- **Revenue growth (+7.6%) and fall of adjusted EBITDA** (-82.1%)
- **Very competitive market in 2013**
- **Strong improvement of YOMVI**

CANAL+ Yomvi CANAL+

## Canal+ KPIs

| | 2013 | 2012 |
|---|---|---|
| Satellite subscribers | **1,620,632** | 1,719,811 |
| Average ARPU | **42.7 €** | 42.6 € |
| Churn | **18.0%** | 15.4% |
| iPlus (subscribers) | **630,005** | 587,331 |
| iPlus (penetration) | **39%** | 34% |
| Yomvi (users DTH) | **470,000** | 294,000 |
| Yomvi (penetration) | **29%** | 17% |
| Yomvi (downloads) | **4.6m** | 1.8m |

Media Capital

- TVI maintains audience leadership in 24 hours & Prime Time
- Slight fall in revenues (-1.4%) and adjusted EBITDA (-4.0%)
- Revenue improvement in TVI (+2.6%) given revenue diversification
- Quarterly improvement of advertising

## 2013 audience share TVI

| | Share | Position |
|---|---|---|
| 24 hours | 24.6% | 1 |
| Prime Time | 27.7% | 1 |

# Priority management axis:

## Press

1. Cost control & efficiency
2. Digital transformation
3. Brand development & diversificacion
4. International expansion

## Canal+

1. Premium content
2. Commercial offer
3. Technological innovation - YOMVI
4. Piracy

## Radio

1. Efficiency in Spain
2. Improvement of Music positioning
3. Digital development
4. Strangthening of Latam business

## Media Capital

1. Audience leadership
2. Revenue diversification
3. International expansion

## Education

1. Digital education systems development
   - UNO & Compartir
   - Brazil, Mexico & Colombia
2. New education model in Santillana Spain

## Corporate centre

1. Debt reduction plan execution
2. Capex and opex control